Leading Brands, Inc.
Management’s Discussion & Analysis
For the three months ended May 31, 2006

June 20, 2006

The following information should be read in conjunction with the Company’s February 28, 2006 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management throughout most of North America. The Company is North America’s only fully integrated premium beverage company with a coast-to-coast distribution network that supports company brands and a wide range of complementary products from other brand owners. It is also a producer and distributor of private label products and a co-packer for major branded beverage items.

Overall Performance

The Company reported an income of $264,843 in the three months ended May 31, 2006 compared to $300,436 in the same quarter of the prior year. The Company experienced gross revenue growth of $4,078,566, a 44.5% increase over the same quarter of the prior quarter. Although the gross margin increased $536,217 it was impacted by the amortization of slotting fees and discounts to support the branded beverage products. The gross margin increase was offset by an increase in selling, general and administration (SG&A) expenses of $562,832 resulting in a net income slightly lower that the same quarter in the prior year. The increase in SG&A expenses is primarily attributable to increases in the Company’s sales force and marketing costs to promote the Company’s new brands and an increase in non-cash stock based compensation expense of $64,918 mostly due to the increased market price of the Company’s stock, causing the revaluation of certain options granted in previous periods. The Company continues to focus on increasing the distribution of its brands and building its co-pack business while controlling overhead costs.

Results of Operations

Introduction
The Company is involved in two main business functions, the operation of two bottling plants and the distribution of the Company’s brands and other licensed brands. The plants provide bottling services to large co-pack customers and national grocery chains for their products and also produce the Company’s branded products. The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through the Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores.

The Company’s goal is to increase production volume and sales by securing additional volume from its existing co-pack customers, securing new production contracts from customers requiring bottling services, and increasing distribution of the Company’s branded beverage products and other food and beverage products licensed to the Company through distribution contracts. The Company’s major focus is to accomplish this while incurring minimal increases in selling, general and administrative costs to create increased profit for the Company.

Quarter Ended May 31, 2006

Sales

	Quarter ended	Quarter ended
Revenue	May 31, 2006	May 31, 2005	Change
Bottling Plant	$ 4,465,144	$4,123,979	$ 341,165
Distribution and
Other	$ 8,769,164	$5,031,763	$3,737,401
Total Gross Revenue	$13,234,308	$9,155,742	$4,078,566
Discounts, rebates
and slotting fees
	($ 1,127,410)	($ 225,468)	($ 901,942)
Net Revenue	$12,106,898	$8,930,274	$3,176,624

Gross sales for the quarter ended May 31, 2006 were $13,234,308 compared to $9,155,742 for the previous year, representing an increase of 44.5% .. The increase in plant revenue of $341,165 is the net of an increase in co-packing revenue of $464,133 from the Company’s co-pack customers and a decrease in revenue from sales to customers where the Company supplies the raw materials of $122,968 due to the discontinuance of the production of SoBe® and reduced sales of private label brands. The increase in distribution and other revenue of $3,737,401 consists primarily of an increase in sales of branded beverage products. Sales discounts, rebates and slotting fees for the quarter ended May 31, 2006 were $1,127,410 compared to $225,468 in the same quarter of the previous year. The increase of $901,942 represents an increase in sales discounts, rebates and slotting fees related to the sales of branded products in the amount of $849,977 and an increase in volume rebates related to the bottling plant in the amount of $51,965.

Cost of Sales and Margin

	Quarter ended	Quarter ended
Cost of Sales	May 31, 2006	May 31, 2005	Change
Bottling Plant	$2,468,103	$2,222,732	$ 245,371
Distribution and
Other	$6,064,382	$3,669,346	$2,395,036
Total	$8,532,485	$5,892,078	$2,640,407

Cost of sales for the quarter ended May 31, 2006 was $8,532,485 compared to $5,892,078 for the same quarter of the previous year, representing an increase of 44.8% . The increase in plant cost of sales of $245,371 is the net of an increase in co-packing cost of sales of $356,797 from the Company’s main co-pack customers and a decrease in cost of sales for customers where the Company supplies the raw materials of $111,426 largely due to the discontinuance of the production of SoBe® and reduced volume of private label brands. The increase in distribution and other cost of sales of $2,395,036 consists primarily of an increase in cost of sales for branded beverage products.

	Quarter ended	Quarter ended
Margin	May 31, 2006	May 31, 2005	Change
Bottling Plant	$ 1,892,079	$ 1,848,251	$ 43,828
Distribution and
Other	$ 1,682,334	$ 1,189,945	$ 492,389
Total	$ 3,574,413	$ 3,038,196	$ 536,217
Margin percentage	29.5%	34.0%	(4.5%)

Margin for the quarter ended May 31, 2006 was $3,574,413 compared to $3,038,196 in the same quarter of the previous year, an increase in margin of $536,217. The decrease in margin percentage of 4.5% is due to increased sales discounts and slotting fees to promote branded beverage products. The increase in plant margin of $43,828 is the result of an increase in co-packing margin of $55,368 from the Company’s main co-pack customers and a decrease in margin from sales to customers where the Company supplies the raw materials of $11,540 largely due to the discontinuance of the production of SoBe® and reduced volume of private label brands. The increase in distribution and other margin of $492,389 consists primarily of an increase in margin from branded beverage products.

Selling, General and Administration Expenses
These expenses increased $562,832 from $2,213,487 to $2,776,319, or 25.4% . Selling and marketing expenses increased $288,266 due to increased selling and marketing expenditures to promote the Company’s new brands and the effects of currency translation, while plant, warehousing and administration expenses increased by $274,566 mostly due to increased outside storage costs due to higher inventory levels, higher comparative legal and audit costs mostly due to a legal fee recovery of $47,300 in the same period of the prior year, higher stock based compensation of $64,918 and the effects of currency translation.

Other Expenses
Depreciation remained consistent with the same quarter of the prior year at $204,501 compared to $206,362. Amortization of deferred costs also remained consistent at $21,315 compared to $22,170 in the same quarter of the prior year. Interest increased by $47,072 from $78,696 to $125,768 due to higher average borrowing levels, higher interest rates and the effect of currency translation. In the quarter ended May 31, 2006, the company recorded a non-cash income tax expense in the amount of $181,667 corresponding to operating income in the Canadian operating entity, compared to $217,302 in the same quarter of the prior year.

Summary of Quarterly Results

	May 31		February 28		November 30		August 31
	2006	2005	2006	2005	2005	2004	2005	2004
Net
sales/	$12,106,898	$8,930,274	$8,079,388	$6,623,496	$8,846,295	$6,864,239	$10,902,909	$10,793,438
operating
revenue
Income
(loss)	$ 264,843	$ 300,436	($866,883)	$ 150,638	($550,880)	($433,760)	($158,101)	$512,429
Income
(loss) per
share	$0.02	$0.02	($0.05)	$0.01	($0.04)	($0.03)	($0.01)	$0.03
Net
Income
(loss) per
share,	$0.02	$0.02	($0.05)	$0.01	($0.04)	($0.03)	($0.01)	$0.03
fully
diluted

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The new stock based compensation rules create a non-cash expense to sales general and administration expenses. Income/loss by quarter would be as follows without this expense:

	May 31		February 28		November 30		August 31
Income (loss)	2006 $264,843	2005 $300,436	2006 ($866,883)	2005 $150,638	2005 ($550,880)	2004 ($433,760)	2005 ($158,101)	2004 $512,429
Stock based compensation	$125,128	$ 60,210	$ 83,370	$ 68,205	$ 55,165	$ 15,023	$ 97,380	$155,053
Income (loss) excluding stock based compensation expense	$389,971	$360,646	($783,513)	$218,843	($495,715)	($418,737)	($60,721)	$667,482

Liquidity and Capital Resources

As at May 31, 2006 the company had positive working capital of $408,923 compared to negative working capital of $307,554 at February 28, 2006. This improvement in working capital mostly resulted from cash generated through operating income and proceeds from the issuance of common shares on the exercise of options. Bank indebtedness at May 31, 2006 was $4,237,834 compared to $2,617,294 for the prior year-end. There were no cash or cash equivalents as at May 31, 2006 or at the prior year-end. The Company was in compliance with all covenants at May 31, 2006.

The Company has an operating line of $4,993,191, subject to the availability of eligible collateral, resulting in unused borrowing capacity of $755,357 at May 31, 2006. The Company believes that it currently has sufficient working capital to continue operations for the next twelve months and thereafter.

Net cash utilized in operating activities for the three months ended May 31, 2006 was $1,414,637 compared to $299,296 in the same quarter of the prior year. A major difference between the current quarter and the same quarter of the prior year is the change in non-cash working capital items. In the quarter ended May 31, 2006, working capital changes utilized $2,212,091 due to an increase in accounts receivables that utilized $1,640,593 due to higher sales volumes, an increase in inventory that utilized $71,399, an increase in prepaid expenses that utilized $30,958 due to higher prepaid insurance and other deposits net of lower prepaid slotting fees, and a decrease in accounts payable that utilized $469,141. In same quarter of the prior year, working capital changes utilized $1,105,519 due to an increase in trade accounts receivables that utilized $623,965 related to seasonal increases in sales, an increase in inventory that utilized $1,202,435 due to the Company’s new TrueBlue® product, an increase in prepaid expenses that utilized $178,496 for prepaid general insurance premiums and slotting fees offset by an increase in accounts payable that generated $899,377.

Net cash utilized in investing activities was $110,434 compared to $53,648 in the same quarter of the prior year. In the current quarter, $110,434 was expended on the purchase of capital assets compared to $60,204 in quarter ended May 31, 2005. In the current quarter, $74,878 was expended on equipment for the bottling operations, $23,979 was expended on vehicles and $11,577 was expended on office equipment and software. In the quarter ended May 31, 2005, $40,460 was expended on equipment for the bottling operations, $9,043 was expended on vehicles and $10,701 was expended on office equipment and software. In the quarter ended May 31, 2005, the sale of assets generated $6,556 from the sale of vehicles.

Financing activities generated $1,525,071 compared to $352,944 in the same quarter of the prior year. In the current quarter, the Company repaid long-term debt of $138,268 compared to $214,372 in the quarter ended May 31, 2005 due to the longer amortization of the term loan. In the current quarter the Company generated $1,538,236 from an increase in bank indebtedness compared to $567,316 in the same quarter of the prior year mostly due to the increase in the bank operating line limit to sustain higher accounts receivable and inventory levels supporting the Company’s sales growth. In the quarter ended May 31, 2006, the Company generated $125,103 from the issuance of common shares relating to the exercise of options.

Trend Information

Sales in the current fiscal year continue to trend higher than the comparable period in the prior year. This is primarily due to the increased sales of branded beverage products. The strength of the Canadian dollar compared to the US dollar over the prior year has a positive effect on the Company’s cost of goods sold in the Canadian market. This is partially offset by the increased costs of goods sold into the US market.

Related Party Transactions

The Company had no changes to related party agreements during the quarter.

Disclosure of Outstanding Share Data

At June 20, 2006 the Company had 15,237,088 issued and outstanding common shares.

There were also 2,807,500 issued and outstanding stock options, of which 2,047,501 were vested.

Forward-Looking Statements

The Company relies upon the U.S. Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.